                                                              Exhibit 8





                                 April 22, 1997



The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio  44115

Ladies and Gentlemen:

             Reference is made to the information set forth under the heading "Certain Federal Income Tax Consequences of Participation in the Exchange Offers" contained in the Prospectus included in the Registration Statement on Form S-4 relating to the 7.375% Debentures Due 2027 and the 7.45% Debentures Due 2097. It is our opinion that the discussion of the consequences of participation in the exchange offers under that heading, to the extent it reflects matters of law or legal conclusions, and subject to the assumptions and conditions described therein, accurately summarizes in all material respects the matters discussed therein.

             This opinion is based on the case law, Internal Revenue Code, Treasury Regulations and Internal Revenue Service rulings as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. There can be no assurance that, after such change, this opinion would not be different. We undertake no responsibility to update or supplement this opinion.

             We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement of which the Prospectus is a part. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                                  Very truly yours,


                                                  /s/ Arnold & Porter
                                                  _______________________
                                                  ARNOLD & PORTER